2002 ANNUAL REPORT

WHERE HEALTH CARE BEGINS



PRIVATE TESTING LA
UNIVERSITY MEDICA
ENT SELF-TEST

BECKMAN COULTER

INSIDE

Health care begins in the laboratory. This is where data becomes the information that is used to discover, develop and apply the best possible methods to diagnose and treat disease. This biomedical intelligence, essential to patient care, is generated in laboratories around the world using Beckman Coulter tests and technologies.

FINANCIAL HIGHLIGHTS

In millions, except for amounts per share	**2002**	2001	2000	1999	1998
					Years ended December 31,
Sales	**$ 2,059.4**	$ 1,984.0	$ 1,886.9	$ 1,808.7	$ 1,718.2
Net earnings [1, 2, 3]	**$ 135.5**	$ 138.4	$ 125.5	$ 106.0	$ 33.5
Basic earnings per share [1, 2, 3]	**$ 2.19**	$ 2.29	$ 2.13	$ 1.85	$ 0.60
Diluted earnings per share [1, 2, 3]	**$ 2.08**	$ 2.16	$ 2.03	$ 1.79	$ 0.57
Dividends paid per share of common stock	**$ 0.350**	$ 0.340	$ 0.325	$ 0.320	$ 0.305
Shares outstanding	**61.0**	61.2	59.7	57.9	56.8
Weighted average common shares and dilutive common share equivalents	**65.1**	64.0	61.8	59.3	58.7
Total assets	**$ 2,263.6**	$ 2,178.0	$ 2,006.1	$ 2,095.9	$ 2,115.5
Long-term debt, less current maturities	**$ 626.6**	$ 760.3	$ 851.8	$ 967.1	$ 966.0
Other information: Number of employees at December 31,	**10,013**	10,094	9,695	9,520	10,064

[1] 2001 includes a one-time cumulative effect charge associated with a change in accounting principle of $3.1 ($4.9 pretax) related to the adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The 2001 impact on diluted earnings per share was $0.05.

[2] 2001, 2000, 1999 and 1998 include $15.6 ($18.8 pretax) of amortization of goodwill and certain other intangible assets that was not recorded during 2002, pursuant to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The 2001, 2000, 1999 and 1998 impact on diluted earnings per share was $0.24, $0.25, $0.26 and $0.27, respectively.

[3] 2002 includes a $23.8 ($39.3 pretax) charge associated with patent infringement settlement and related expenses. The 2002 impact on diluted earnings per share was $0.37.

Note: On October 5, 2000, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. The split entitled each stockholder of record on November 15, 2000 to receive an additional share of common stock for every share held on that date. All share and per share amounts included in this annual report have been retroactively restated to reflect this two-for-one split.

YEARLY SALES
in millions


1998 $1,718
1999 $1,809
2000 $1,887
2001 $1,984
2002 $2,059

EARNINGS PER SHARE
Excluding accounting change in 2001


1998 $0.57
1999 $1.79
2000 $2.03
2001 $2.21
2002 $2.45*
$2.08

*Excluding litigation related charge

CLOSING STOCK PRICE


1998 $27.13
1999 $25.44
2000 $41.94
2001 $44.30
2002 $29.52

SALES MIX BY BUSINESS SEGMENT


69%
Clinical Diagnostics
(Patient Care Testing Market)
22%
Life Science Research
(R&D Testing Market)
Specialty Testing
(Clinical Research Testing Market)

AFTER-MARKET/INSTRUMENT SALES MIX


62%
$1,287M — After-Market Sales of Supplies, Chemistry Kits and Services
$772M — Systems, Instruments and Software

GEOGRAPHIC SALES MIX


63%
Americas $1,299M
25%
Europe $514M
Asia $246M

Small discoveries in R&D testing can mean big opportunities in clinical research and patient care, with each area contributing to growth of the $35 billion biomedical testing market.

2002 SALES: $445M

PORTION OF BEC BUSINESS: 22%

KEY CUSTOMERS: UNIVERSITIES, MEDICAL RESEARCH INSTITUTIONS, BIOTECHNOLOGY FIRMS, PHARMACEUTICAL COMPANIES

Through robotic automation, genetic analysis, centrifugation and analytical technologies, Beckman Coulter brings speed, flexibility and accuracy to sample analysis in basic research and drug discovery.

2002 SALES: $196M

PORTION OF BEC BUSINESS: 9%

KEY CUSTOMERS: UNIVERSITY MEDICAL CENTERS, COMMERCIAL LABORATORIES, PHARMACEUTICAL COMPANIES, BIOTECHNOLOGY FIRMS, CONTRACT RESEARCH ORGANIZATIONS

The bridge between scientific discovery and health care is built on processes to validate the safety and efficacy of new drug therapies and diagnostic tests. Beckman Coulter technologies contributing to these processes include flow cytometry and major histo-compatibility complex (MHC) tetramers, as well as tools used in R&D testing.

2002 SALES: $1.418B

PORTION OF BEC BUSINESS: 69%

KEY CUSTOMERS: HOSPITALS, COMMERCIAL LABORATORIES, PHYSICIANS' OFFICES, POINT OF SERVICE SITES

A hospital laboratory can meet nearly 100% of its routine diagnostic testing needs with Beckman Coulter instrument systems. The company's instrument systems perform tests ranging from basic blood chemistry analysis and blood cell counts to cardiac and cancer monitoring.

BECKMAN COULTER, INC. is a leading manufacturer of instrument systems, chemistries and supplies that simplify and automate laboratory processes. At the forefront of medical discovery, in clinical research and through the often life-saving process of clinical diagnostics, Beckman Coulter provides essential biomedical intelligence to enhance health care around the world. With an installed base of systems numbering more than 200,000, Beckman Coulter is an invaluable ally to the researchers, laboratorians and physicians who dedicate their lives to making a difference in patient care.


$11B RESEARCH & DEVELOPMENT TESTING
$3B CLINICAL RESEARCH TESTING
$21B PATIENT CARE TESTING

TO OUR STOCKHOLDERS



Beckman Coulter has become the undeniable leader in improving laboratory processes, with automation solutions that increase safety, improve quality, speed test turnaround time and reduce labor. Our business model provides us a steady revenue stream from tests, supplies and service, while our research and development investment delivers a steady pipeline of innovative new products for the biomedical marketplace.

Against the backdrop of a troubled world economy in 2002, Beckman Coulter's results were solid. Sales were up 3.8%. We entered the year with optimism about continued growth in Clinical Diagnostics, slower but robust growth in Life Science Research and accelerating growth in Specialty Testing. Our assumptions for the diagnostics market were on target. The tighter research markets, however, required us to revise our operating plans midyear.

Clinical Diagnostic sales increased 6.5%, driven in part by a relatively healthy U.S. hospital market. Our Life Science Research business was up early in the year, but fell victim to reduced capital investment for R&D by biotechnology and pharmaceutical companies as the year progressed. By year-end, healthy government and academic spending could not quite offset the softness in pharmaceutical and biotechnology spending, resulting in Life Science Research sales down 3.1% for the year. Last year we formed a new business segment, Specialty Testing, devoted to the newer technologies used in clinical research. Sales in Specialty Testing gathered momentum as the year progressed, growing more than 12% in the fourth quarter, up a modest 1.2% for the year. The success was based mainly on the launch of the new Cytomics FC 500 flow cytometer for the research market.

In December, we settled a patent litigation suit, which resulted in a fourth quarter charge of $39 million. Before the charge, operating income margin increased to 12.8%. To achieve this, in light of the lower-than-anticipated sales in the research markets, we had to scale back in the second half of the year on selling, general and administrative expenses. In contrast, we continued to invest heavily in R&D, currently at the rate of about 9% of sales. For the year, before the litigation related charge, earnings per share for the company were a record $2.45.

Because of our business model and balance sheet management, Beckman Coulter is a significant cash generator. In fact, we generated $171 million of free cash flow this year. In 2002 this cash flow was used to pay down $80 million of debt. In five years, we have reduced debt more than half a billion dollars. In October of 2002, the Board of Directors approved a stock repurchase program, which gives us the authorization to buy up to five million shares of BEC stock over a three-year period. In 2003, we plan to use our significant free cash to pay down debt, repurchase shares, fund our pension plan and make selected acquisitions.

So, that's the broad financial picture. Turning to the business strategy, we remain committed to three strategic initiatives. Let me give you an update in each area:

1. GROW THE CORE BUSINESS

Our core Clinical Diagnostic business, which represents about two-thirds of our sales, is solid. Due to our new product platforms in chemistry, immunoassay and hematology—all enabled by automation—Beckman Coulter is a major player in hospital laboratory testing. The breadth and quality of our line helped us successfully sell to integrated health care networks looking to purchase same-vendor equipment for their clinics, community hospitals and large core hospital labs.

To further enhance our market shares in routine chemistry and immunoassay testing, we combined our stellar analysis capabilities, added automated sample handling and wrapped them together with innovative data management to create a single workstation that has a menu of 146 tests. Named the SYNCHRON LX®i 725 clinical system, this product allows labs to reduce sample handling, minimize exposure to test samples and perform more tests on a single blood vial. It's targeted at the medium- to large-sized hospital. The system started shipping in November of 2002, and will allow us to not only grow our installed base of chemistry systems, but also dramatically increase our market share of immunoassay testing.

In hematology, Beckman Coulter has successfully reestablished the COULTER® franchise as a growing entity. Within the last two and a half years, we have released new systems in the low-, medium- and high-throughput segments of the market, completely revitalizing the product line. This year in particular, sales of the new high-throughput product, the COULTER® LH 750 hematology system, pushed our hematology sales growth well above the market growth rate.

Within the Life Science Research business, the standout performer in 2002 was our DNA sequencer, the CEQ™ 8000 genetic analysis system. It represents just one of our lines benefiting from the expansion in disease research brought on by the Human Genome Project. Unit placements of DNA sequencers were up 10% over 2001, as individual researchers have started purchasing systems to explore specific regions and mutations in DNA.

FREE CASH FLOW*
in millions



($167.0)
$77.7
$67.8
$101.6
$170.5
'98
'99
'00
'01
'02

*Cash flows from operating activities less capital expenditures

TOTAL DEBT
in millions



$1,101.1
$1,017.1
$903.9
$815.3
$766.8
'98
'99
'00
'01
'02

2002 QUARTERLY HIGHLIGHTS

1ST QUARTER

Announced an alliance with Ciphergen Biosystems, Inc. to automate clinical proteomics research.

Shipped the Cytomics FC 500 system, a dual-laser, five-color flow cytometer for the cell-based research market.

Introduced and shipped the CEQ™ 8000 genetic analysis system, which performs a wide variety of DNA-related tests.



BECKMAN COULTER
Vi-CELL

2ND QUARTER

Signed four supply agreements worth a total of $173 million over 21 months with Premier, Inc., one of the largest group purchasing organizations in the United States.

Shipped the Avanti® J-E centrifuge, a compact, general purpose system for bioseparations.

Shipped the Vi-CELL™ cell viability analyzer, which automates monitoring of viable cells during the manufacturing stage of the recombinant DNA process.

Our robotic liquid handling business soared over the last few years along with the biotechnology boom, but suffered this year from a drop-off of capital investments in R&D by biotechnology firms. For now, we have moved our liquid handling products into new applications. In forensics, the Biomek® FX workstation has become instrumental in DNA sample preparation for evidence screening, paternity determination and human remains identification.

With the peaking of the life science research markets, we diversified our automation strategy into growing market segments, such as bioterrorism. Success of this effort led to a major order from the U.S. Army to create an automated biological agent testing system for use in analyzing air, food, soil and mail as part of the homeland defense effort. Our next move is into clinical research with software that allows researchers to track samples and reactions, a necessary element in human-based research testing.

Today, many of our efforts in Life Science Research are targeted to the study of proteins —the next wave of focus in basic medical and drug research. Our new centrifuges are aimed at improving the process of separating and isolating proteins. Our liquid handlers are being reconfigured to prepare samples for protein analysis. With a recently signed agreement with Eprogen, Inc., we have access to a chemistry for our systems to automate the now-tedious process of protein fractionation and characterization. All of these products should help restore the momentum in our Life Science Research business in the later part of 2003.

2. LEVERAGE THE BIOMEDICAL TESTING CONTINUUM

To aid in the movement of our tests and technologies from R&D testing to patient testing, we established the Specialty Testing Division. This business serves the clinical trials, clinical research and esoteric testing markets. Today, the primary technology is flow cytometry. It is used extensively to study cancer cells, track disease progression and monitor a patient's response to drug therapy. It is also useful in checking for diseased cells left behind after treatments such as chemotherapy.

Early in 2001, we launched a new research flow cytometer, the Cytomics FC 500. Customer reception to its dual-laser, five-color analysis was excellent. In fact, flow cytometry sales grew 11% in the fourth quarter and should continue to be hearty in 2003.

Right after the close of 2002, we merged our Life Science Research and Specialty Testing divisions into a new Biomedical Research Division. This combination will allow us to be more efficient in the constrained research markets, while allowing us to leverage all of our products and technologies across the life sciences and clinical research spectrum.

3. INVEST IN HIGH POTENTIAL OPPORTUNITIES

Over the past three years, we have moved 7% out of the R&D budget for existing system upgrades and earmarked it for high potential technologies. One of our emerging Specialty Testing products of high potential is MHC Tetramers. We acquired the exclusive rights for MHC Tetramers from Stanford University and have invested more than $18 million in product development. Although the adoption rate of this technology has been slower than expected, we have made significant strides: This immune testing technology is currently used in more than 50 clinical trials to monitor patient response to new drugs. It is under evaluation for detecting and monitoring hepatitis C, HIV and Type 1 diabetes. The first MHC Tetramer to be submitted for regulatory review, late in 2003, will be used for transplantation patients to evaluate the likelihood of developing cytomegalovirus (CMV).

ANOTHER BEGINNING

It is exciting to belong to the industry where health care begins. Nearly every day, the news is filled with announcements about another technological or scientific discovery that has the potential to contribute to faster, more accurate diagnosis or treatment of disease. Beckman Coulter is an important player in this biomedical revolution, delivering a steady flow of new instruments, automation and tests to laboratory customers. In recent years, we have taken market share and achieved record sales and earnings.

As we look to 2003, we are slated to introduce a number of new products to help laboratories do their part to advance health care. Immune testing and protein research are just two areas where we expect new offerings. In the new Biomedical Research Division, since we can't change the wind, we are adjusting our sails to the current market conditions. In Clinical Diagnostics, it's a sea of opportunity and we're running full speed ahead. The results should be another year of record sales and earnings. It will definitely be a year for adding to the base of biomedical intelligence.

John P. Wareham
Chairman, President and Chief Executive Officer
January 27, 2003

2002 QUARTERLY HIGHLIGHTS

3RD QUARTER

Signed a licensing and supply agreement with Eprogen, Inc. to become the exclusive distributor of the ProteoSep* consumables and software platform, an important technology for automating protein research.

Shipped the Optima™ L-XP ultracentrifuge system, used for preparation and separation applications in cytomics, genomics and proteomics.

Unveiled plans for a nanoliter liquid transfer platform for low-volume liquid handling.

*Trademark of Eprogen, Inc.



4TH QUARTER

Signed a $125 million, five-year clinical chemistry product agreement with the MAGNET group purchasing organization.

Announced commercialization of Class II MHC Tetramer reagents used to detect diseases such as Type 1 diabetes, rheumatoid arthritis and multiple sclerosis.

***Shipped the SYNCHRON LX®i 725 clinical* system, a closed-tube sampling workstation offering more than 140 immunodiagnostic and routine chemistry tests.**


IDENTIFY
FRACTIONATE
ISOLATE
EVALUATE
PROTEOMICS
LOSS OF HETEROZYGOSITY
MICROSATELLITE INSTABILITY
PLASMID PREPS
CANCER RESEARCH
SHORT TANDEM REPEATS
EVALUATE
DISEASE ASSOCIATION
GENOTYPING
DRUG INTERACTION
PRIMARY HIGH-THROUGHPUT SCREENING
TOXICOLOGY
DRUG DISCOVERY

High-throughput technologies make it possible to process vast amounts of data, helping researchers gain insight into more than 30,000 genes and a far greater number of proteins that hold secrets to disease.



OPTIMA™ L-XP ULTRACENTRIFUGE

The key to uncovering new information about genes and proteins lies in a researcher's ability to process with speed and accuracy the countless samples needed to conduct a single study. Beckman Coulter helps speed sample preparation with products such as the Optima™ L-XP ultracentrifuge.

An ultracentrifuge spins samples to separate and isolate various components for analysis. The Optima L-XP is capable of generating a centrifugal force of 802,400 x *g*, which is ideal for protein research. The Optima L-XP's rotors, which hold and protect the sample as it spins, are designed to safely and reliably deliver the highest purity in the shortest possible time.

After sample preparation, the investigation can continue on other Beckman Coulter instruments, such as the P/ACE™ series capillary electrophoresis systems and the System Gold® high performance liquid chromatography systems. These instruments may be used independently or as part of a total research solution, depending upon the investigator's needs.



"The CEQ 8000 gives us the automation we need to process more samples in less time."

MARJAN HUIZING, PH.D.
RESEARCH FELLOW AT THE NATIONAL HUMAN GENOME RESEARCH INSTITUTE (NHGRI) IN BETHESDA, MARYLAND



The CEQ™ 8000 genetic analysis system helps simplify and automate aspects of the genetic analysis process. It can be used to identify a single gene mutation, match DNA samples for identification, even identify markers for diagnostic or therapeutic development.

RESEARCH & DEVELOPMENT TESTING

Some National Institutes of Health (NIH) research studies focus on high-profile diseases. Others address lesser-known conditions that, despite limited exposure, may have serious health impacts.

Marjan Huizing, Ph.D., a research fellow at the National Human Genome Research Institute (NHGRI) in Bethesda, Maryland, counts on the CEQ™ 8000 genetic analysis system to help her investigate an obscure condition called Hermansky-Pudlak Syndrome (HPS). HPS is a genetic disease most often found in albinos in certain areas of the Swiss Alps and Puerto Rico. Primary HPS symptoms are lack of skin and eye pigment, sensitivity to bruising and bleeding, and lung fibrosis.

"My goal is to identify the genes that cause HPS and its many subtypes," said Huizing. "Screening for gene defects in large numbers of patient samples can be an extremely tedious, time-consuming process. The CEQ 8000 gives us the automation we need to process more samples in less time.

"With the help of the CEQ 8000, we have identified the specific genes for four different subtypes of HPS so far," said Huizing. "With this knowledge, we can work on devising ways to correct the gene defect and hopefully eliminate the disorder."

The instrument's speed also leaves time for it to be used by many of Huizing's peers. Other NHGRI scientists rely upon the flexibility of the CEQ analyzer for investigating such disorders as cystinosis, a multisystemic disease that causes childhood kidney failure, and alkaptonuria, a devastating joint disease in adults.

When it comes to gene discovery, the CEQ 8000 is a key member of the National Human Genome Research Institute research team.

MARKET OUTLOOK:

For life science research laboratories, funding is at the heart of progress. In 2003, the U.S. government will complete its five-year commitment to double the National Institutes of Health (NIH) budget. For 2004 and beyond, NIH funding is expected to grow only modestly. In Japan, the Ministry of Economy, Trade and Industry plans to spend more than 150 billion yen over three years on 30 projects—many in the life sciences arena. In addition, the European Union's main instrument for funding research, the Sixth Framework Programme, plans to increase its investment by 17% over four years.

Within pharmaceutical and biotechnology firms, the growth of R&D funding has temporarily slowed. Pharmaceutical companies have been under economic pressures, while biotechnology start-ups are struggling as investment money has dried up. In these tight markets, researchers will most likely invest in newer, faster tools to delve into the potential of genetic and protein-based disease diagnosis and therapies. According to an analytical instruments report, the overall market for research lab equipment should achieve a compounded growth of 8% from 2001 through 2006.


COLON
PROSTATE
LYMPHOMA
MINIMAL RESIDUAL DISEASE
BREAST
TUMOR HETEROGENEITY
DNA CONTENT
VIABILITY
LEUKEMIA
ONCOLOGY
CD4+ ENUMERATION
HIV
P24 ANTIGEN
IMMUNE STATUS
ALLERGY
INFLAMMATION
DIABETES
CYTOKINES
CELL SIGNALING
SOLID ORGAN TRANSPLANT
VIRAL INFECTION
TRANSPLANTATION
REJECTION
APOPTOSIS
MULTI-DRUG RESISTANCE

With several thousand compounds in some phase of therapeutic product development, laboratory technologies help to speed and simplify the processes that lead researchers to greater understanding of disease and how to treat it.



CYTOMICS FC 500 FLOW CYTOMETRY SYSTEM

Researchers rely on flow cytometers to explore the inner world of cells. These analyzers isolate individual cells and provide data about their unique properties such as size, shape and volume. This inner vision offers new insights into infectious diseases such as HIV and genetic disorders like cancer and diabetes.

The Cytomics FC 500 flow cytometer is simple to use and easily adapted to a wide range of specialized applications by multiple researchers. It also improves efficiency by enabling researchers to analyze more antibodies per tube than ever before on an automated system.

Laboratory processes can be further automated by making the flow cytometer the foundation of a workstation, complete with a cell washer, lysing system and sample preparation system. For an added level of flexibility and walk-away automation in high-volume research facilities, an ORCA® robotic arm can be added to transport samples to and from sample preparation systems.



"...tetramers enable researchers to gain specific immune system data in less than an hour, as opposed to the three days required for alternative methods."

MARKUS MAEURER, M.D.
PROFESSOR OF MEDICAL MICROBIOLOGY
AT THE UNIVERSITY OF MAINZ IN GERMANY


iTAg™ MHC Tetramer
Store at 2-8°C
BECKMAN COULTER

iTAg™ MHC Tetramers help researchers unlock the secret of the human body's immune response to disease by providing specific information about T cells, which are the disease-fighting agents in the bloodstream.

CLINICAL RESEARCH TESTING

Cervical cancer is a global public health problem and the second most common cancer in women, after breast cancer. Cervical cancer strikes approximately 500,000 women and kills approximately 300,000 women each year around the world, according to the World Health Organization. A leading cause of cervical cancer is the sexually transmitted human papilloma virus (HPV). By unraveling the mysteries of the body's immune response system, researchers may be able to find new ways to decrease the number of women who contract HPV, ultimately leading to reduced incidence of cervical cancer.

Markus Maeurer, M.D., professor of medical microbiology at the University of Mainz in Germany, relies on iTAg™ MHC Tetramers in his research into immune system response to HPV. By comparing T cells at work in healthy individuals with those in cervical cancer patients and individuals at high risk to develop this type of cancer, Maeurer and his team are gaining a more comprehensive picture of a healthy immune system. This data may help researchers devise ways to replicate similar healthy T cell populations in patients with cervical cancer. Comparative research using tetramers is also proving helpful to Maeurer in his study of other infectious diseases, such as tuberculosis.

"iTAg MHC Tetramers enable us to ask simultaneous questions about T cells regarding their longevity, memory, aggressiveness and ability to migrate from the bloodstream to specific tissues," said Maeurer. "In addition, tetramers enable researchers to gain specific immune system data in less than an hour, as opposed to the three days required for alternative methods."

The knowledge Maeurer has gained about the HPV virus and immune response will help the scientific community select an effective vaccine for HPV infection. In early 2003, Maeurer began clinical trials on one possible vaccine. Tetramers are being used in his trials to gauge the cellular immune response directed against the vaccine as a surrogate marker.

Ultimately, Maeurer hopes his research will continue to improve understanding of the body's natural ability to fight off HPV, as well as other infectious diseases. His use of tetramers to rapidly measure immune response in these investigations will help to make this happen sooner rather than later.

MARKET OUTLOOK:

Clinical research laboratories perform multiple types of testing, depending upon their charter. Some run studies on various diseased populations to better understand the causes and dynamics of disease progression. Others perform esoteric tests on patient samples using new diagnostic techniques. Still others run tests on humans in clinical trials to evaluate the safety and effectiveness of a new drug.

The clinical research area is booming. The number of patients in a typical clinical trial is up from 1,500 twenty years ago to more than 4,000 today. Esoteric testing is increasing, as new genetic tests and cancer markers are identified. And because of the existence of large banks of diseased tissue and tumor samples, researchers are able to perform large-scale studies to better understand, stage and eventually halt disease progression. The clinical research market is estimated to grow an average of 14% over the next three years.



CANCER
LYMPHOMA
DIABETES
AUTOIMMUNE
HIV
LEUKEMIA
BLOOD DISEASES
CYTOMEGALOVIRUS
STREPTOCOCCAL
ALLERGENS
AUTOIMMUNE
IMMUNE DISEASE
INFLAMMATION
LITHIUM
TROPONIN I
CARDIOVASCULAR DISEASE
PROSTATE
OVARIAN

There are more than 10,000 clinical laboratories in the United States alone, each running diagnostics tests designed to detect disease at the earliest possible stage, ideally when it is most treatable.



COULTER® LH 755 HEMATOLOGY WORKCELL

With the COULTER® LH 755 workcell, Beckman Coulter is improving the way high-volume hematology is done, automating steps in the analytical process to simultaneously improve testing accuracy and optimize labor.

The hematology analyzer performs routine and emergency blood cell counts and analysis on platelets, white blood cells and red blood cells. This includes nucleated red blood cells that can indicate early stages of disease.

When a white blood cell count is outside a normal range, a slide is usually made for further sample analysis under a microscope. The LH 755 simplifies this process by integrating a hematology analyzer with a built-in, automated slide-maker and slidestainer. By automating this time-consuming, manual process, and also automating sample preparation on the front end, the instrument saves laboratories time and money.



"AccuTnI is highly cardiospecific and far more sensitive than previous cardiac markers..."

DENISE UETTWILLER-GEIGER, PH.D., DLM (ASCP)
ADMINISTRATIVE DIRECTOR AND CLINICAL CHEMIST AT JOHN T. MATHER MEMORIAL HOSPITAL IN PORT JEFFERSON, NEW YORK


Access 2

Access® AccuTnI™ troponin I assay is one of 36 assays available in the United States on the Access immunoassay system. The automated system performs an array of cardiac tests as well as tests for cancer, anemia, thyroid, infectious disease and fertility.

PATIENT CARE TESTING

Cardiovascular disease is one of the most widespread health problems facing society, accounting for nearly 12 million deaths worldwide each year by some statistics. Mortality rates, however, are declining. This is due, in part, to sophisticated new biomarkers, such as high-sensitivity C-reactive protein, which detects inflammation associated with heart disease, *and cardiac troponin I (cTnI), which screens for heart muscle damage.*

Since July 2001, John T. Mather Memorial Hospital in Port Jefferson, New York, has been using Beckman Coulter's Access® AccuTnI™ troponin I assay to improve outcomes by diagnosing patients with chest pain in record time and with unparalleled sensitivity.

"AccuTnI is highly cardiospecific and far more sensitive than previous cardiac markers, giving physicians the information they need to quickly assess patients' true conditions and intervene immediately," said Denise Uettwiller-Geiger, Ph.D., DLM (ASCP), administrative director and clinical chemist at John T. Mather Memorial Hospital. "This helps reduce the number of misdiagnoses—thus minimizing unnecessary patient admissions, and more importantly, decreasing the possibility of inappropriate discharge of patients with real cardiac muscle damage."

Unlike other cardiac markers, the AccuTnI assay is less sensitive to common factors that can interfere with cardiac test outcomes. This means the test minimizes false-positive results. It can also help determine a patient's future risk of myocardial infarction, or heart attack, and cardiac muscle damage that could require urgent medical attention. And it's fast. The AccuTnI assay can produce results on Beckman Coulter's Access® immunoassay system in approximately 12 minutes, making it one of the fastest cardiac tests on the market.

The AccuTnI assay offers one way to speed diagnosis of cardiovascular disease. Other Beckman Coulter tests that support this process include assays for myoglobin and CKMB, which are proteins found in the blood as a result of cardiac muscle damage, and the high-sensitivity C-reactive protein reagent, CRPH. As this panel of cardiac tests grows, physicians have better information to treat patients at the beginning stages of the disease, lowering mortality statistics for the end stage.

MARKET OUTLOOK:

For nearly two decades, most U.S. hospitals had more beds than they could fill. Today, inpatient admissions are on the rise, and bed occupancy rates are climbing from a low of 59% in the mid-1990s to an estimated 72% over the next 10 years and up to 97% over the next 40 years. Bed occupancy rates in Japan and Europe are even higher than in the United States. The aging baby boomer population is a significant factor. Using U.S. hospital survey data, Beckman Coulter estimates a patient has 11 tests per hospital visit, on average.

Combine the sheer increase in testing volume with emerging new tests for cancers, infectious diseases and genetic testing, and you've got sustainable growth in the patient care testing market. Industry experts estimate that the worldwide *in vitro* diagnostic testing market should grow an average of 5% to 7% through 2006.

BIOMEDICAL TESTING CONTINUUM

PRODUCT PORTFOLIO



RESEARCH & DEVELOPMENT TESTING

ROBOTIC AUTOMATION AND GENETIC ANALYSIS

Biomek® 2000 and FX laboratory automation workstations

SAGIAN™ Core Systems

CEQ™ series genetic analysis systems

CENTRIFUGATION AND ANALYTICAL SYSTEMS

Optima™ series ultracentrifuges

Avanti® series high-performance centrifuges

Microfuge® series tabletop centrifuges

P/ACE™ series capillary electrophoresis systems

DU® series spectrophotometers

System Gold® HPLC systems

Pinnacle™ CDS direct system

Φ® series pH meters

CLINICAL RESEARCH TESTING

Cytomics FC 500 series flow cytometry systems

COULTER® EPICS® ALTRA™ HyPerSort cell sorting system

COULTER® EPICS® XL and XL-MCL flow cytometry systems

iTAg™ MHC Tetramer reagents

P/ACE™ series capillary electrophoresis systems

COULTER TQ-Prep™, PrepPlus™ and CellPrep workstations

Vi-CELL™ cell viability analyzer

LS 13 320 multi-wavelength particle size analyzer

PATIENT CARE TESTING

ROUTINE CHEMISTRY SYSTEMS

SYNCHRON® clinical systems

SYNCHRON LX®i 725 clinical system

SPINCHRON™ clinical centrifuges

Power Processor sample preparation workstation

Progressive automation solutions accessories

Instrumentation Laboratory family of coagulation analyzers, including the Hemoliance* series and the ACL* series analyzers

IMMUNODIAGNOSTIC SYSTEMS

Access® and Access® 2 immunoassay systems

IMMAGE® and ARRAY® immunochemistry systems

Paragon CZE® 2000 capillary electrophoresis systems

Paragon® electrophoresis systems

APPRAISE® clinical densitometer

Hemoccult® fecal occult blood screening kits

FlexSure® HP *H.pylori* tests

ICON® tests for pregnancy and Strep A

HEMATOLOGY SYSTEMS

COULTER® LH 700 series hematology analyzers

COULTER® GEN•S™, HmX, MAXM™, AC•T™ and AC•T™ 5diff hematology systems

Beckman Coulter customers span the biomedical testing continuum, performing a broad range of laboratory testing from complex protein analysis to simple, rapid-test diagnostic screenings. The company provides customizable solutions — from stand-alone instruments to workcells to integrated workstations — to help customers simplify and automate their laboratory processes.

*Hemoliance and ACL are trademarks of Instrumentation Laboratory.

FINANCIAL SUMMARY

WORKING CAPITAL
in millions

1998	$238.9
1999	$391.8
2000	$427.8
2001	$525.7
2002	**$444.6**

SALES PER EMPLOYEE
in thousands

1998	$171
1999	$190
2000	$195
2001	$197
2002	**$206**

OPERATING INCOME[1]
in millions

1998	$114.8
1999	$216.5
2000	$232.6
2001	$239.6
2002	**$262.8[2]** / $223.5

SG&A AS A PERCENTAGE OF SALES[1]

1998	28.7%
1999	26.4%
2000	25.2%
2001	25.0%
2002	**23.7%**

LONG-TERM DEBT, LESS CURRENT MATURITIES
in millions

1998	$966.0
1999	$967.1
2000	$851.8
2001	$760.3
2002	**$626.6**

R&D EXPENSES
in millions

1998	$171.4
1999	$173.4
2000	$185.0
2001	$189.6
2002	**$183.9**

DIVIDENDS PAID PER SHARE OF COMMON STOCK

1998	$0.305
1999	$0.320
2000	$0.325
2001	$0.340
2002	**$0.350**

EBITDA*
in millions

1998	$286.8
1999	$372.2
2000	$389.9
2001	$385.9
2002	**$373.7[2]** / $334.4

*Earnings before interest expense, taxes, depreciation and amortization expense.

CAPITAL EXPENDITURES

1998	$165.2
1999	$134.9
2000	$141.3
2001	$175.0
2002	**$146.1**

---

[1] 2001, 2000, 1999 and 1998 include $18.8 of amortization of goodwill and certain other intangible assets that was not recorded during 2002, pursuant to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

[2] Excluding a $39.3 charge associated with settled patent infringement litigation and related expenses.

A copy of Beckman Coulter's Form 10-K annual report filed with the Securities and Exchange Commission may be obtained without charge by writing to the company or accessing the website at www.beckmancoulter.com.

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

Years ended December 31, In millions, except for amounts per share	2002	% of Sales	2001	% of Sales	2000	% of Sales	2002 Compared to 2001[1]	2001 Compared to 2000[1]
Sales	**$ 2,059.4**	**100.0**	$ 1,984.0	100.0	$ 1,886.9	100.0	$ 75.4	$ 97.1
Cost of sales	**1,124.9**	**54.6**	1,058.4	53.3	995.6	52.8	66.5	62.8
Gross profit	**934.5**	**45.4**	925.6	46.7	891.3	47.2	8.9	34.3
Selling, general and administrative[2]	**487.8**	**23.7**	496.9	25.0	476.1	25.2	(9.1)	20.8
Research and development	**183.9**	**8.9**	189.6	9.6	185.0	9.8	(5.7)	4.6
Restructure credit	—	—	(0.5)	0.0	(2.4)	0.0	0.5	1.9
Litigation settlement and related expenses	**39.3**	**1.9**	—	—	—	—	39.3	—
Operating income	**223.5**	**10.9**	239.6	12.1	232.6	12.3	(16.1)	7.0
Total non-operating expense	**44.6**	**2.2**	34.6	1.7	50.7	2.7	10.0	(16.1)
Earnings before income taxes and accounting change	**178.9**	**8.7**	205.0	10.3	181.9	9.6	(26.1)	23.1
Income taxes[1]	**43.4**	**2.1**	63.5	3.2	56.4	3.0	(20.1)	7.1
Earnings before accounting change, after taxes	**$ 135.5**	**6.6**	$ 141.5	7.1	$ 125.5	6.7	$ (6.0)	$ 16.0
Net earnings[3]	**$ 135.5**	**6.6**	$ 138.4	7.0	$ 125.5	6.7	$ (2.9)	$ 12.9
Basic earnings per share before accounting change	**$ 2.19**		$ 2.34		$ 2.13		$ (0.15)	$ 0.21
Basic earnings per share	**$ 2.19**		$ 2.29		$ 2.13		$ (0.10)	$ 0.16
Diluted earnings per share before accounting change	**$ 2.08**		$ 2.21		$ 2.03		$ (0.13)	$ 0.18
Diluted earnings per share	**$ 2.08**		$ 2.16		$ 2.03		$ (0.08)	$ 0.13
Dividends paid per share of common stock	**$ 0.350**		$ 0.340		$ 0.325		$0.010	$0.015

[1] Parentheses indicate decreases from the comparative period.

[2] 2001 and 2000 each include $18.8 ($15.6 net-of-tax) of amortization of goodwill and certain other intangible assets that was not recorded during 2002, pursuant to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

[3] 2001 includes a one-time cumulative effect charge associated with a change in accounting principle of $3.1 ($4.9 pretax) related to the adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

In millions, except for amounts per share

	First Quarter		*Second Quarter*		*Third Quarter*		*Fourth Quarter*		*Full Year*	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Sales	**$ 446.7**	$ 432.7	**$ 516.1**	$ 496.4	**$ 501.1**	$ 476.6	**$ 595.5**	$ 578.3	**$ 2,059.4**	$ 1,984.0
Cost of sales	**239.8**	230.9	**282.1**	263.8	**276.5**	258.8	**326.5**	304.9	**1,124.9**	1,058.4
Gross profit	**206.9**	201.8	**234.0**	232.6	**224.6**	217.8	**269.0**	273.4	**934.5**	925.6
Selling, general and administrative[1]	**116.0**	110.3	**118.4**	120.9	**122.0**	121.2	**131.4**	144.5	**487.8**	496.9
Research and development	**41.9**	42.2	**47.8**	47.3	**47.8**	45.9	**46.4**	54.2	**183.9**	189.6
Restructure credit	**—**	—	**—**	—	**—**	—	**—**	(0.5)	**—**	(0.5)
Litigation settlement and related expenses	**—**	—	**—**	—	**—**	—	**39.3**	—	**39.3**	—
Operating income	**49.0**	49.3	**67.8**	64.4	**54.8**	50.7	**51.9**	75.2	**223.5**	239.6
Total non-operating expense	**9.0**	15.4	**8.0**	11.1	**14.9**	2.9	**12.7**	5.2	**44.6**	34.6
Earnings before income taxes and accounting change	**40.0**	33.9	**59.8**	53.3	**39.9**	47.8	**39.2**	70.0	**178.9**	205.0
Income taxes	**12.0**	10.5	**17.9**	16.5	**7.8**	14.8	**5.7**	21.7	**43.4**	63.5
Earnings before accounting change, after taxes	**28.0**	23.4	**41.9**	36.8	**32.1**	33.0	**33.5**	48.3	**135.5**	141.5
Cumulative effect of accounting change, net of income taxes	**—**	3.1	**—**	—	**—**	—	**—**	—	**—**	3.1
Net earnings	**$ 28.0**	$ 20.3	**$ 41.9**	$ 36.8	**$ 32.1**	$ 33.0	**$ 33.5**	$ 48.3	**$ 135.5**	$ 138.4
Basic earnings per share before accounting change	**$ 0.46**	$ 0.39	**$ 0.68**	$ 0.61	**$ 0.52**	$ 0.54	**$ 0.54**	$ 0.79	**$ 2.19**	$ 2.34
Diluted earnings per share before accounting change	**$ 0.43**	$ 0.37	**$ 0.64**	$ 0.58	**$ 0.49**	$ 0.52	**$ 0.53**	$ 0.75	**$ 2.08**	$ 2.21
Diluted earnings per share	**$ 0.43**	$ 0.32	**$ 0.64**	$ 0.58	**$ 0.49**	$ 0.52	**$ 0.53**	$ 0.75	**$ 2.08**	$ 2.16
Dividends per share	**$ 0.085**	$ 0.085	**$ 0.085**	$ 0.085	**$ 0.090**	$ 0.085	**$ 0.090**	$ 0.085	**$ 0.350**	$ 0.340
Stock price – High	**$ 51.07**	$ 41.81	**$ 52.47**	$ 41.47	**$ 48.25**	$ 47.01	**$ 39.72**	$ 45.25	**$ 52.47**	$ 47.01
Stock price – Low	**$ 42.18**	$ 34.50	**$ 43.57**	$ 35.55	**$ 36.98**	$ 39.70	**$ 25.78**	$ 39.70	**$ 25.78**	$ 34.50

[1] Each quarter of 2001 includes $4.7 ($3.9 net-of-tax) of amortization of goodwill and certain other intangible assets that was not recorded during 2002, pursuant to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

In millions, except for amounts per share	2002	*December 31,* 2001
ASSETS		
Current assets		
Cash and cash equivalents	**$ 91.4**	$ 36.0
Trade and other receivables, net	**544.4**	564.6
Inventories	**363.7**	366.1
Deferred income taxes	**9.4**	6.9
Other current assets	**47.3**	62.0
Total current assets	**1,056.2**	1,035.6
Property, plant and equipment, net	**370.8**	347.4
Goodwill	**357.8**	335.6
Other intangibles, less accumulated amortization of $62.7 and $83.3 at 2002 and 2001, respectively	**346.2**	382.1
Other assets	**132.6**	77.3
Total assets	**$2,263.6**	$2,178.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 106.3**	$ 123.7
Notes payable	**3.8**	8.6
Current maturities of long-term debt	**136.4**	46.4
Accrued expenses	**294.1**	260.6
Income taxes payable	**71.0**	70.6
Total current liabilities	**611.6**	509.9
Long-term debt, less current maturities	**626.6**	760.3
Deferred income taxes	**41.7**	72.3
Other liabilities	**391.6**	317.3
Total liabilities	**1,671.5**	1,659.8
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.10 par value; authorized 10.0; none issued	**—**	—
Common stock, $0.10 par value; authorized 150.0 shares; shares issued 62.6 and 61.2 at 2002 and 2001, respectively; shares outstanding 61.0 and 61.2 at 2002 and 2001, respectively	**6.1**	6.1
Additional paid-in capital	**259.4**	216.5
Treasury stock, at cost: 1.3 and zero common shares at 2002 and 2001, respectively	**(38.3)**	—
Common stock held in grantor trust, at cost: 0.3 and zero common shares at 2002 and 2001, respectively	**(14.1)**	—
Grantor trust liability	**14.1**	—
Retained earnings	**457.4**	344.0
Accumulated other comprehensive income (loss)		
Cumulative foreign currency translation adjustments	**(36.4)**	(57.2)
Derivatives qualifying as hedges	**(7.0)**	8.8
Minimum pension adjustment	**(49.1)**	—
Total stockholders' equity	**592.1**	518.2
Total liabilities and stockholders' equity	**$2,263.6**	$2,178.0

In millions, except for amounts per share	**2002**	2001	2000
			Years ended December 31,
Sales	**$2,059.4**	$1,984.0	$1,886.9
Cost of sales	**1,124.9**	1,058.4	995.6
Gross profit	**934.5**	925.6	891.3
Operating costs and expenses			
Selling, general and administrative	**487.8**	496.9	476.1
Research and development	**183.9**	189.6	185.0
Restructure credit	**—**	(0.5)	(2.4)
Litigation settlement and related expenses	**39.3**	—	—
	711.0	686.0	658.7
Operating income	**223.5**	239.6	232.6
Non-operating (income) and expense			
Interest income	**(7.8)**	(7.6)	(6.3)
Interest expense	**45.7**	54.5	71.9
Other, net	**6.7**	(12.3)	(14.9)
	44.6	34.6	50.7
Earnings before income taxes and accounting change	**178.9**	205.0	181.9
Income taxes	**43.4**	63.5	56.4
Earnings before accounting change	**135.5**	141.5	125.5
Cumulative effect of accounting change, net of income taxes of $1.8	**—**	3.1	—
Net earnings	**$ 135.5**	$ 138.4	$ 125.5
Basic earnings per share			
Before accounting change	**$ 2.19**	$ 2.34	$ 2.13
Cumulative effect of accounting change	**—**	(0.05)	—
	$ 2.19	$ 2.29	$ 2.13
Weighted average number of shares outstanding (in thousands)	**61,777**	60,515	58,821
Diluted earnings per share			
Before accounting change	**$ 2.08**	$ 2.21	$ 2.03
Cumulative effect of accounting change	**—**	(0.05)	—
	$ 2.08	$ 2.16	$ 2.03
Weighted average number of shares and dilutive securities outstanding (in thousands)	**65,060**	64,011	61,767

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In millions, except for amounts per share	Common Stock	Additional Paid-in Capital	Treasury Stock	Common Stock Held in Grantor Trust	Grantor Trust Liability	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
Stockholders' equity at December 31, 1999	$ 5.8	$ 134.5	$ (8.2)			$ 120.1	$ (24.3)	$ 227.9	
Net earnings						125.5		125.5	$125.5
Foreign currency translation adjustments							(34.1)	(34.1)	(34.1)
Comprehensive income for the year ended December 31, 2000						125.5	(34.1)		$ 91.4
Dividends to stockholders, $0.325 per share						(19.3)		(19.3)	
Employee stock purchases	0.2	27.5	8.2					35.9	
Tax benefit from exercise of non-qualified stock options		8.0						8.0	
Stockholders' equity at December 31, 2000	$ 6.0	$ 170.0				$ 226.3	$ (58.4)	$ 343.9	
Net earnings						138.4		138.4	$138.4
Foreign currency translation adjustments							1.2	1.2	1.2
Derivatives qualifying as hedges:									
Net derivative gains							15.0	15.0	15.0
Reclassifications to income							(6.2)	(6.2)	(6.2)
Comprehensive income for the year ended December 31, 2001						138.4	10.0		$148.4
Dividends to stockholders, $0.340 per share						(20.7)		(20.7)	
Employee stock purchases	0.1	38.9						39.0	
Tax benefit from exercise of non-qualified stock options		7.6						7.6	
Stockholders' equity at December 31, 2001	$ 6.1	$ 216.5				$ 344.0	$ (48.4)	$ 518.2	
Net earnings						135.5		135.5	$135.5
Foreign currency translation adjustments							20.8	20.8	20.8
Derivatives qualifying as hedges:									
Net derivative losses, net of income taxes of $4.2							(15.2)	(15.2)	(15.2)
Reclassifications to income, net of income taxes of $0.4							(0.6)	(0.6)	(0.6)
Minimum pension adjustment, net of income taxes of $32.8							(49.1)	(49.1)	(49.1)
Comprehensive income for the year ended December 31, 2002						135.5	(44.1)		$ 91.4
Dividends to stockholders, $0.350 per share						(22.1)		(22.1)	
Purchases of treasury stock			(38.3)					(38.3)	
Purchases of common stock held in grantor trust				(14.1)	14.1				
Employee stock purchases		36.7						36.7	
Tax benefit from exercise of non-qualified stock options		6.2						6.2	
Stockholders' equity at December 31, 2002	**$ 6.1**	**$ 259.4**	**$ (38.3)**	**$ (14.1)**	**$ 14.1**	**$ 457.4**	**$ (92.5)**	**$ 592.1**	

In millions	2002	2001	2000
			Years ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	**$ 135.5**	$ 138.4	$ 125.5
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	**109.8**	126.4	136.1
Cumulative effect of accounting change, net of income tax of $1.8	**—**	3.1	—
(Gain) loss on sale of property, plant and equipment	**(1.5)**	2.7	(3.2)
Loss on investments	**4.0**	4.7	—
Net deferred income taxes	**10.9**	10.2	18.6
Changes in assets and liabilities:			
Trade and other receivables, net	**0.9**	(37.1)	20.4
Inventories	**39.5**	(4.9)	(5.1)
Accounts payable and accrued expenses	**13.3**	13.9	(93.1)
Income taxes payable	**12.7**	21.9	14.8
Other	**(8.5)**	(2.7)	(4.9)
Net cash provided by operating activities	**316.6**	276.6	209.1
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(146.1)**	(175.0)	(141.3)
Proceeds from disposal of property, plant and equipment	**2.4**	2.8	19.4
Proceeds from sale of certain clinical chemistry assets	**—**	0.9	15.4
Purchase of investments	**—**	—	(6.9)
Payments for acquisitions	**(2.9)**	(6.7)	—
Net cash used in investing activities	**(146.6)**	(178.0)	(113.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends to stockholders	**(22.1)**	(20.7)	(19.3)
Proceeds from issuance of stock	**36.7**	39.0	35.9
Repurchases of common stock as treasury stock	**(38.3)**	—	—
Repurchases of common stock held in grantor trust	**(14.1)**	—	—
Net notes payable (reductions) borrowings	**(4.9)**	(34.3)	4.7
Long-term debt borrowings	**—**	235.0	—
Long-term debt reductions	**(75.1)**	(308.6)	(118.4)
Debt acquisition costs	**(1.1)**	(1.9)	—
Net cash used in financing activities	**(118.9)**	(91.5)	(97.1)
Effect of exchange rates on cash and equivalents	**4.3**	(0.7)	(3.4)
Increase (decrease) in cash and equivalents	**55.4**	6.4	(4.8)
Cash and equivalents — beginning of year	**36.0**	29.6	34.4
Cash and equivalents — end of year	**$ 91.4**	$ 36.0	$ 29.6
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Cash payments for interest	**$ 45.8**	$ 52.3	$ 69.8
Cash payments for income taxes	**$ 36.7**	$ 49.3	$ 31.8
Non-cash investing and financing activities:			
Purchase of equipment under capital lease	**$ 4.2**	$ 6.3	$ 3.4

MANAGEMENT'S REPORT

Management is responsible for the preparation and integrity of the condensed consolidated financial information appearing in this Annual Report. The consolidated financial statements included in our Form 10-K Annual Report were prepared in conformity with generally accepted accounting principles and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management maintains a system of internal accounting controls, which is designed to provide reasonable assurance, at appropriate costs, that its financial and related records fairly reflect transactions, that proper accountability for assets exists and that established policies and procedures are followed. A professional staff of internal auditors reviews compliance with corporate policies. Among these policies is an ethics policy, which requires employees to maintain high standards in conducting the company's affairs, and requires management-level employees to submit certificates of compliance annually. Management continually monitors the system of internal accounting controls for compliance and believes the system is appropriate to accomplish its objectives.

Our independent auditors examine our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their report expresses an independent opinion on the fairness of our reported operating results and financial position. In performing this audit, the auditors consider the internal control structure and perform such other tests and auditing procedures as they deem necessary.

The Board of Directors, through its Audit and Finance Committee, reviews both internal and external audit results and internal controls. The Audit and Finance Committee consists of six outside directors and meets periodically with management, internal auditors and the independent auditors to review the scope and results of their examinations. Both the independent auditors and the internal auditors have free access to this Committee, with and without management being present, to discuss the results of their audits.

John P. Wareham
Chairman, President and
Chief Executive Officer

Amin I. Khalifa
Vice President, Finance and
Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of Beckman Coulter, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Beckman Coulter, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, not presented herein; and in our report dated January 24, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP
Orange County, California
January 24, 2003

BOARD OF DIRECTORS

PETER B. DERVAN, PH.D.

Bren Professor of Chemistry in the Division of Chemistry and Chemical Engineering at the California Institute of Technology

Dr. Dervan is a director of GeneSoft and serves on the scientific advisory boards of Gilead Sciences, GeneSoft, Fluidigm and the Robert A. Welch Foundation. He is a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the Institute of Medicine of the National Academy of Sciences. Board member since 1997.



RONALD W. DOLLENS

President and Chief Executive Officer of Guidant Corporation

Previously, Mr. Dollens served as President of Eli Lilly and Company's Medical Devices and Diagnostics Division. He serves on the board and is the former Chairman of AdvaMed. Mr. Dollens is also on the boards of Alliance for Aging Research, Healthcare Leadership Council, Indiana Health Industry Forum and Kennetic Concepts, Inc., Butler University and the St. Vincent Hospital Foundation. He served on the U.S. Health and Human Services Department's Advisory Committee on Regulatory Reform. Board member since 1999.



CHARLES A. HAGGERTY

Chief Executive Officer of Le Conte Assoc., LLC, a consulting and investment company

Previously, Mr. Haggerty was Chairman, President and CEO of Western Digital Corporation. He is a member of the Board of Trustees of the University of St. Thomas, St. Paul, Minnesota, and serves as a director of Pentair, Inc., Vixel Corporation, and Deluxe Corporation. Board member since 1996.





JOHN P. WAREHAM

Chairman, President and Chief Executive Officer of Beckman Coulter

Mr. Wareham has held many positions at the company including Vice President, Diagnostics Systems Group, and President and Chief Operating Officer. He is a director and former chairman of the Advanced Medical Technology Association (AdvaMed). Mr. Wareham is a member of the board of trustees of the Manufacturers Alliance/MAPI, the Center for Corporate Innovation, Chief Executive Roundtable of the University of California, Irvine, Advisory Council of the Keck Graduate Institute of Applied Life Sciences, and is a director of the Steris Corporation. Board member since 1993.



HUGH K. COBLE

Vice Chairman Emeritus, former board member and executive of Fluor Corporation

Mr. Coble is a member of the American Institute of Chemical Engineers, the National Society of Professional Engineers, the American Petroleum Institute and the World Business Advisory Council. He also serves on the boards of directors of Flowserve Corporation and Escend Technologies, Inc. Board member since 1996.



RISA J. LAVIZZO-MOUREY, M.D.

President and Chief Executive Officer, the Robert Wood Johnson Foundation

Dr. Lavizzo-Mourey served as the director of the Institute on Aging and Chief of the Division of Geriatric Medicine and the Sylvan Eisman Professor of Medicine and Health Care Systems at the University of Pennsylvania. She is a member of the Institute of Medicine of the National Academy of Sciences and a director for the Hanger Orthopedic Group. Board member since 2001.



C. RODERICK O'NEIL

Chairman of O'Neil Associates, an investment management consulting firm, since 1987

Mr. O'Neil is a director of Cadre Institutional Investors Trust and Fort Dearborn Income Securities, Inc. and is a trustee of Optimum Q Funds, Cambridge, MA. He also holds leadership positions with various community and charitable organizations in Hartford, Connecticut, such as Riverfront Recapture, Inc., Connecticut Trust for Historic Preservation, Bushnell Memorial Hall and the Hartford Foundation for Public Giving. Board member since 1994.

Gavin S. Herbert, board member since 1988, retired in October 2002.

VAN B. HONEYCUTT

Chairman and Chief Executive Officer of Computer Sciences Corporation (CSC)

Mr. Honeycutt has held many positions with CSC of executive responsibility including President of CSC's Industry Services Group, President and Chief Operating Officer and President and Chief Executive Officer. He serves as a member of the President's National Security Telecommunications Advisory Committee and is a director of Tenet Healthcare Corporation. Board member since 1998.



WILLIAM N. KELLEY, M.D.

Professor of Medicine at the University of Pennsylvania School of Medicine

Previously, Dr. Kelley served as Dean of the School of Medicine and CEO of the University of Pennsylvania Health System. He is a director of Merck & Co., Gen Vec, Inc. and Advanced Biosurfaces, serves on the board of trustees of Emory University and is a member of the Institute of Medicine of the National Academy of Sciences, the American Academy of Arts & Sciences and the American Philosophical Society. Board member since 1994.





GLENN S. SCHAFER

President and board member of Pacific Life Insurance Company

Previously, Mr. Schafer served as executive vice president and chief financial officer. He is a member of the American Institute of Certified Public Accountants and a Fellow of the Life Management Institute. Schafer serves on the board of directors of Scottish Annuity and Life Holdings, Ltd. and is a member of the Michigan State University President's Campaign Cabinet. He also is a member of the advisory board of Orange County's Court Appointed Special Advocates (CASA). Board member since July 2002.



BETTY WOODS

Former President and Chief Executive Officer of Premera Blue Cross (formerly Blue Cross of Washington and Alaska) and Chief Executive Officer of PREMERA (holding company of Premera Blue Cross)

Ms. Woods serves on the board of directors of Pacific Northwest Bank, is chair of the board of trustees of Western Washington University and is a founding member of the National Institute for Health Care Management. Board member since 1994.

EXECUTIVE

JOHN P. WAREHAM

Chairman, President and Chief Executive Officer

SCOTT GARRETT

President, Clinical Diagnostics Division

ELIAS CARO

President, Biomedical Research Division

AMIN I. KHALIFA

Vice President, Finance and Chief Financial Officer

GEORGE E. BERS

Vice President, Systems Biology

JAMES T. GLOVER

Vice President and Controller

PAUL GLYER

Vice President–Director and Treasurer

FIDENCIO M. MARES

Vice President, Human Resources and Corporate Communications

WILLIAM H. MAY

Vice President, General Counsel and Secretary

EDGAR E. VIVANCO

Vice President, Operations

STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held on April 3, 2003, at the company's headquarters in Fullerton, California. Each stockholder of record will receive formal notice of the meeting, together with the proxy statement and proxy card. The record date for the 2003 Annual Meeting was February 3, 2003.

FORM 10-K ANNUAL REPORT AVAILABLE TO STOCKHOLDERS

A copy of Beckman Coulter's Form 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to the company at the address below or accessing the website at www.beckmancoulter.com and selecting "Investor Relations."

Beckman Coulter, Inc.
Office of Investor Relations, M/S A-38-C
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, California 92834-3100
Contact: Jeanie D. Herbert, Director, Investor Relations
Telephone: 714-773-7620
Fax: 714-773-8613
E-mail: cgskoglund@beckman.com

There are no accounting differences between the financial statements presented in this summary Annual Report and the Form 10-K report. The Form 10-K report provides a full disclosure of information as required by Securities and Exchange Commission regulations.

STOCK SYMBOL

Beckman Coulter's stock is traded on the New York Stock Exchange under the stock symbol BEC.

DIVIDEND REINVESTMENT PLAN

The Beckman Coulter Stockholder Dividend Reinvestment Plan (DRIP) provides owners with an easy, convenient opportunity to purchase additional shares of stock. Participation in the DRIP is a cost-efficient way of building ownership.

For more information and an enrollment form, contact the Investor Relations department at 714-773-8213; access the company's website at www.beckmancoulter.com and select "Investor Relations"; e-mail cgskoglund@beckman.com; or contact our transfer agent directly: EquiServe Trust Company, N.A. at www.equiserve.com.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 781-575-2726
Website: www.equiserve.com

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about Beckman Coulter's expectations regarding developments in and the rate of growth of its markets, sales of its MHC Tetramer, SYNCHRON LX®i clinical system and flow cytometry products, and sales and earnings during 2003. The statements are based on information currently available and are subject to a number of risks and uncertainties, some of which are outside of Beckman Coulter's control. Actual results could differ materially. Our annual report to the SEC on Form 10-K and other SEC filings identify factors that could affect those results. Please refer to those documents for additional information.

Printed in U.S.A.

While health care begins with the data to understand, diagnose, treat and monitor disease, the ultimate goal is to help each of us live longer, healthier lives. For more information on Beckman Coulter's contribution to the world of biomedical testing, visit our website at www.beckmancoulter.com.

Beckman Coulter, Inc.
Corporate Headquarters
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Telephone: 714.871.4848
Facsimile: 714.773.8283
www.beckmancoulter.com